TRANSGLOBE ENERGY CORPORATION FINANCIAL AND OPERATING REPORT

For the three month and nine month periods ended September 30, 2011 (All dollar values are expressed in United States dollars unless otherwise stated)

HIGHLIGHTS

>	Record quarterly average production of 13,406 Bopd, up 13% from Q2-2011 (Egypt 11,138 Bopd, Yemen 2,268 Bopd);

>	Record quarterly funds flow of $37.5 million ($0.50/share), a 28% increase over Q2-2011;

>	Record quarterly net earnings of $26.1 million ($0.35/share), a 19% increase over Q2-2011;

>	Drilled 14 wells in the third quarter resulting in 11 oil wells, one water source well and 2 dry wells at West Gharib;

>	Initiated a secondary recovery waterflood on the Arta/East Arta, Lower Nukhul pool in early July;

>	Expanded the Company’s opportunity base in the Western Desert by acquiring a 50% interest and operatorship of the South Alamein Concession for $3.0 million;

>	East Ghazalat Safwa Field development plan approved in July, first production is targeted for Q2-2012.

A conference call to discuss TransGlobe’s third quarter results presented in this report was held on Wednesday, November 9, 2011 and can be assessed on the Company’s website at: http://www.trans-globe.com/investors/presentations-and-events.

www.trans-globe.com TSX: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three months ended September 30			Nine months ended September 30
Financial	2011	2010	% Change	2011	2010	% Change
Oil revenue	128,265	66,470	93	339,875	189,661	79
Oil revenue, net of royalties and other	71,769	38,980	84	187,145	112,022	67
Derivative gain (loss) on commodity contracts	(13)	(221)	(94)	(599)	68	-
Operating expense	9,762	6,708	46	26,404	18,742	41
General and administrative expense	4,688	3,439	36	13,944	10,183	37
Depletion, depreciation and amortization expense	10,300	7,592	36	26,263	19,981	31
Income taxes	19,442	10,677	82	53,146	29,202	82
Funds flow from operations*	37,450	19,081	96	91,054	54,514	67
Basic per share	0.51	0.28		1.26	0.82
Diluted per share	0.50	0.28		1.22	0.80
Net earnings	26,110	9,321	180	50,873	31,633	61
Basic per share	0.36	0.14		0.70	0.48
Diluted per share	0.35	0.13		0.68	0.46
Capital expenditures	20,160	19,001	6	59,544	46,266	29
Working capital	164,132	47,862	243	164,132	47,862	243
Long-term debt, including current portion	57,303	49,977	15	57,303	49,977	15
Common shares outstanding
Basic (weighted-average)	72,993	66,775	9	72,358	66,085	9
Diluted (weighted-average)	75,371	69,182	9	74,906	68,158	10
Total assets	465,262	278,426	67	465,262	278,426	67
*Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital
Operating
Average production volumes (Bopd)	13,406	10,138	32	12,158	9,681	26
Average price ($ per Bbl)	104.00	71.27	46	102.40	71.76	43
Operating expense ($ per Bbl)	7.92	7.19	10	7.96	7.09	12

2	Q3 2011

CORPORATE SUMMARY

TransGlobe Energy Corporation’s (“TransGlobe” or the “Company”) total production increased to a record 13,406 barrels of oil per day (“Bopd”) during the quarter, resulting in record funds flow of $37.5 million ($0.50/share, diluted) and record net earnings of $26.1 million ($0.35/share, diluted). The political environment in Egypt has stabilized and business processes and operations are returning to normal. Yemen remains unsettled with export pipelines becoming a target for opposition tribes in the country. Production was restored in Block S-1, Yemen on July 16th and produced until October 8th at which time it was shut-in again due to attacks on the export pipeline.

The Company continues to grow production and expand its opportunity base in Egypt. On the West Gharib project, eleven oil wells were drilled during the quarter and an additional six oil wells were drilled during October. The West Gharib project area is the primary producing asset in the Company’s portfolio.

The pending acquisition of 4,000 Bopd in the West Bakr Concession (100% WI) announced March 25th will add a new project area adjacent to the West Gharib properties. There are numerous development opportunities and operational synergies expected from the acquisition. The Company completed its due diligence and submitted the deed of assignment for Government approval. Closing is scheduled to occur shortly after receiving all Government approvals.

In the Western Desert, the East Ghazalat Safwa development was approved in July. The commencement of first production (approximately 800 to 1,200 Bopd to TransGlobe) is expected in the second quarter of 2012.

The Company entered into an agreement to acquire a 50% interest in its first operated project in the Western Desert of Egypt in the South Alamein concession. The acquisition includes a Cretaceous light oil discovery at Boraq 2X which will be appraised and developed in the near term. The acquisition is subject to the normal government approvals of the acquisition and approval of the Boraq development plan. The South Alamein concession is a large 558,000 acre exploration license which has a number of prospects identified on 3-D seismic.

Brent oil prices remained strong, averaging $113 per barrel in the third quarter which resulted in an average sales price of $104 per barrel during the quarter. Record production combined with strong Brent oil pricing produced record funds flow of $37.5 million, to exit the quarter with positive working capital of $164 million and net long-term debt of $57.3 million.

Guidance for 2011 funds flow is expected to be approximately $120 million ($1.60 per share) based on production guidance of 12,000 to 12,300 Bopd for 2011 and Brent pricing of $110 per barrel for the balance of the year.

With the additions of West Bakr and South Alamein total Company production could reach 20,000 Bopd in 2012.

The Company has a very strong financial position and continues to pursue business development opportunities to expand its growing opportunity base.

Q3 2011	3

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
Fourteen wells were drilled during the third quarter resulting in eleven oil wells, one water source well and two dry wells. Eight oil wells were drilled at Arta/East Arta, three oil wells and one water source well were drilled at Hoshia. Dry holes were drilled at West Hoshia and North Hoshia.

Six additional oil wells were drilled in the Arta/East Arta pools during October.

Two drilling rigs are scheduled to remain in the Arta/East Arta area for the balance of the year. The third rig (1,500 HP) will drill in the Arta/East Arta area until the drilling contract expires in December.

Production
Production from West Gharib averaged 11,138 Bopd to TransGlobe during the third quarter, approximately 2% (218 Bopd) lower than the previous quarter. Production during the third quarter was curtailed by approximately 800 Bopd due to process capacity constraints at the GPC operated Ras Gharib terminal. By mid-July the increased trucked volumes at West Gharib were exceeding the process capacity to receive oil and water at the GPC operated Ras Gharib terminal. The Company initiated a number of projects to reduce the amount of water that is trucked with the oil to GPC and to increase tankage/processing capacity allocations at GPC. Depending upon government approvals for processing capacity allocations, the curtailed volumes could be placed on production by year-end.

Production in October averaged 10,912 Bopd to TransGlobe with an estimated 1,000 Bopd shut-in. In early November production has increased to the 11,500 – 11,800 Bopd range due to improved water separation in the field and the addition of new wells. With the recently drilled wells, it is estimated that 1,000 Bopd remains shut-in.

Quarterly West Gharib Production (Bopd)

		2011		2010
	Q-3	Q-2	Q-1	Q-4
Gross production rate	11,138	11,356	8,738	7,941
TransGlobe working interest	11,138	11,356	8,738	7,941
TransGlobe net (after royalties)	6,137	6,235	4,820	4,634
TransGlobe net (after royalties and tax)*	4,247	4,306	3,293	3,338

* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (SUBJECT TO CLOSING 100% working interest, TransGlobe operated)

On March 28, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) for $60 million plus or minus adjustments, effective July 1, 2010 subject to approval from the Egyptian Government. EPEDECO holds a 100% working interest in the West Bakr Production Sharing Concession (“PSC”).

The West Bakr PSC is located onshore in the western Gulf of Suez rift basin of Egypt adjacent to TransGlobe’s West Gharib Concession and is producing approximately 4,000 Bopd gross (before the production sharing split with the Government of Egypt). The Company has identified a number of optimization/development projects and drilling opportunities that could increase production and recoverable reserves.

The produced oil ranges from 17° to 20° API and is pipeline connected to the Ras Gharib terminal on the coast. The West Gharib production is currently trucked to the same terminal. The West Bakr blend has historically received Brent minus 25% pricing.

TransGlobe has completed due diligence and submitted the deed of assignment for Government approval. TransGlobe expects to close the acquisition shortly after receiving the necessary Government approvals.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
On July 12, 2011 the Safwa development lease was approved by the Government. The Safwa development lease has a 20-year term (expires 2031) and covers approximately 11,040 acres or 15 development blocks. The Safwa development lease is subject to a 4-year review (July 11, 2015) to determine which development blocks are producing or contributing to production. The non-producing (non-contributing) blocks will be relinquished following the review. The Safwa Development lease could be extended an additional 5 years (2036).

The East Ghazalat exploration concession is in the first two-year extension period (expires June, 2012). An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has proposed an initial development budget of $2.6 million ($1.3 million to TransGlobe) to complete and equip the existing four wells for production. Processing facilities will be rented for the initial production phase until facility design and construction has been completed. Facility design work is expected to commence following the next drilling phase in 2012. The operator is targeting first production to commence in second quarter of 2012. It is expected that the wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light (34° API) sweet crude to the Company.

4	Q3 2011

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING - 50% working interest, TransGlobe operated)

On June 29, 2011 the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in the South Alamein Concession for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). Ancillary to this transaction is an agreement between TransGlobe and El Paso SA on a go-forward appraisal program in exchange for El Paso SA waiving its preferential right under its joint operating agreement with Cepsa Egypt. TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometers (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval, following closing of the transaction.

The South Alamein PSC is in the first, three-year extension period which expires on April 5, 2012. A further two-year extension (April 5, 2014) is available following a 30% relinquishment of the original concession area. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities. TransGlobe expects to carry out an exploration drilling program after the Boraq field is brought into production.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration
The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration at this time.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration
No wells were drilled during the third quarter.

Production
Production from Block 32 averaged 3,144 Bopd (434 Bopd to TransGlobe) during the quarter, representing a 8% decrease from the previous quarter primarily due to natural declines.

In October, production averaged approximately 2,935 Bopd (405 Bopd to TransGlobe).

Block 32 production is exported to the Indian Ocean via the Nexen operated export pipeline which has not been impacted by recent political unrest in Yemen.

Quarterly Block 32 Production (Bopd)

		2011		2010
	Q-3	Q-2	Q-1	Q-4
Gross production rate	3,144	3,401	3,869	4,206
TransGlobe working interest	434	470	534	581
TransGlobe net (after royalties)	259	263	241	344
TransGlobe net (after royalties and tax)*	201	195	135	265

* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
The Government has approved a six-month extension to the second exploration period and has extended the expiry date to January 11, 2012. All work commitments of the Second exploration period have been completed.

Q3 2011	5

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
No wells were drilled during the quarter.

Production
Production averaged 7,336 Bopd (1,834 Bopd to TransGlobe) during the third quarter with the export pipeline in operation from July 15th to the end of the quarter.

Subsequent to the quarter, production averaged approximately 1,680 Bopd (420 Bopd to TransGlobe) during October which was impacted by the shut-in of the export pipeline on October 8th. The oil export pipeline from Marib to the Ras Eisa port on the Red Sea remains shut down. Production from TransGlobe’s An Nagyah field on Block S-1 is shut-in until repairs to the export pipeline can be completed. The pipeline has been the target of a number of attacks since production resumed in mid-July (ending a four month shut-in period) and was typically repaired within 24 to 48 hours, which did not impact production. The most recent attacks on the pipeline have not been repaired due to local tribal groups preventing access to the pipeline. It is difficult to predict when production will resume. TransGlobe’s working interest share of production was approximately 2,250 Bopd prior to being shut-in on October 8th.

Quarterly S-1 Block Production (Bopd)

		2011**		2010
	Q-3	Q-2	Q-1	Q-4
Gross production rate	7,336	-	7,784	9,068
TransGlobe working interest	1,834	-	1,946	2,267
TransGlobe net (after royalties)	1,097	-	1,003	1,188
TransGlobe net (after royalties and tax)*	907	-	758	895
*	Under the terms of the S-1 Block PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
**	Production shut-in from March 17 to July 15, 2011. Subsequently shut-in on October 8, 2011.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program. With the suspension of the Block S-1/Block 75 drilling program in the first quarter of 2011, the Operator has declared Force Majeure under the PSA due to logistics and security concerns associated with the suspended drilling program.

6	Q3 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 7, 2011

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 and 2010 and the audited financial statements and MD&A for the year ended December 31, 2010 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

As of January 1, 2011, TransGlobe Energy Corporation adopted International Financial Reporting Standards (“IFRS”), and the following disclosure, as well as the associated Condensed Consolidated Interim Financial Statements, have been prepared in accordance with IFRS. The Company’s effective transition date is January 1, 2010, to accommodate 2010 IFRS comparative figures. The Company has provided information throughout this document to assist users in understanding the transition from Canadian Generally Accepted Accounting Principles (“GAAP”). A summary of all of the significant changes including the various reconciliations of GAAP financial statements to those prepared under IFRS is included in Note 23 in the Company’s unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011. Further information, including full disclosure of the accounting policies adopted on transition to IFRS along with additional reconciliations of GAAP financial statements to those prepared under IFRS, can be found in the notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Non-IFRS Measures

               Funds flow from operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

               Reconciliation of funds flow from operations

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2011	2010	2011	2010
Cash flow from operating activities	3,358	13,600	59,175	38,418
Changes in non-cash working capital	34,092	5,481	31,879	16,096
Funds flow from operations	37,450	19,081	91,054	54,514

               Debt-to-funds flow ratio
Debt-to-funds flow is a non-IFRS measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

               Netback
Netback is a non-IFRS measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Q3 2011	7

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are located in two geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include all the Company’s exploration, development and production of crude oil.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2011			2010				2009***
($000s, except per share, price and
volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4

Average sales volumes (Bopd)	13,406	11,826	11,218	10,789	10,138	9,206	9,694	8,656
Average price ($/Bbl)	104.00	105.57	97.06	79.83	71.27	73.46	70.66	62.84
Oil sales	128,265	113,615	97,995	79,240	66,470	61,540	61,651	50,044
Oil sales, net of royalties and other	71,769	62,513	52,863	45,198	38,980	35,638	37,404	28,788
Cash flow from operating activities	3,358	52,604	3,213	16,129	13,645	13,548	11,270	12,594
Funds flow from operations*	37,450	29,306	24,298	18,464	19,081	16,579	18,854	9,703
Funds flow from operations per share
- Basic	0.51	0.40	0.34	0.28	0.29	0.25	0.29	0.15
- Diluted	0.50	0.39	0.33	0.26	0.28	0.24	0.28	0.15
Net earnings	26,110	21,874	2,889	8,932	9,321	9,711	12,601	2,516
Net earnings per share
- Basic	0.36	0.30	0.04	0.13	0.14	0.15	0.19	0.04
- Diluted	0.35	0.29	0.04	0.13	0.13	0.14	0.19	0.04

Total assets	465,262	420,956	404,184	345,625	278,426	264,490	248,837	228,882
Cash and cash equivalents	105,007	122,659	86,353	57,782	15,412	21,437	18,845	16,177
Total long-term debt, including current portion	57,303	56,998	56,731	86,420	46,045	49,977	49,888	49,799
Debt-to-funds flow ratio**	0.5	0.6	0.7	1.2	0.6	0.9	0.9	1.1

*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-IFRS measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.
***	Financial information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

During the third quarter of 2011, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.5 at September 30, 2011 (September 30, 2010 – 0.6);
  Reported a 96% increase in funds flow from operations due to a 46% increase in commodity prices along with a 32% increase in sales volumes compared to Q3-2010;
  Reported funds flow from operations that varies significantly from cash flow from operating activities. These measures fluctuate from quarter to quarter depending on the timing of collections of accounts receivable and payment of accounts payable; and
  Reported net earnings in Q3-2011 of $26.1 million (Q3-2010 – $9.3 million). Please refer to the 2011 Variances table for details on the variance from Q3-2010 to Q3-2011.
8	Q3 2011

2011 VARIANCES
	$000s	$ Per Share Diluted	% Variance
Q3-2010 net earnings	9,321	0.13
Cash items
Volume variance	31,143	0.41	334
Price variance	30,653	0.41	329
Royalties	(29,007)	(0.38)	(311)
Expenses:
Operating	(3,054)	(0.04)	(33)
Realized derivative loss	35	-	-
Cash general and administrative	(1,137)	(0.03)	(12)
Current income taxes	(10,551)	(0.15)	(113)
Realized foreign exchange gain	(86)	-	(1)
Interest on long-term debt	(197)	-	(2)
Other income	137	-	1
Total cash items variance	17,935	0.22	192
Non-cash items
Unrealized derivative gain	173	-	2
Unrealized foreign exchange loss	(257)	-	(3)
Depletion and depreciation	(2,708)	(0.03)	(29)
Impairment loss	(68)	-	(1)
Stock-based compensation	7	-	-
Deferred income taxes	1,786	0.03	20
Deferred lease inducement	(119)	-	(1)
Amortization of deferred financing costs	39	-	-
Total non-cash items variance	(1,147)	-	(12)
Q3-2011 net earnings	26,110	0.35	180

Net income increased to $26.1 million in Q3-2011 compared to $9.3 million in Q3-2010, which was mainly due to significant increases in commodity prices and production volumes. Partially offsetting these increases were increased royalties and taxes, along with increased operating costs and depletion and depreciation expense.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2011			2010
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	113.44	117.36	104.97	86.41	76.86
U.S./Canadian Dollar average exchange rate	0.980	0.968	0.997	1.013	1.039
.

The price of Dated Brent oil averaged 48% higher in Q3-2011 compared with Q3-2010. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70 to 85% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

The recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to the current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

Q3 2011	9

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties and Other (Bopd)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Egypt - Oil sales	11,138	7,601	10,419	7,029
Yemen - Oil sales	2,268	2,537	1,739	2,652
Total Company – daily sales volumes	13,406	10,138	12,158	9,681

Netback

Consolidated

	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	339,875	102.40	189,661	71.76
Royalties and other	152,730	46.02	77,639	29.38
Current taxes	55,827	16.82	27,619	10.45
Operating expenses	26,404	7.96	18,742	7.09
Netback	104,914	31.60	65,661	24.84

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	128,265	104.00	66,470	71.27
Royalties and other	56,496	45.81	27,490	29.47
Current taxes	20,336	16.49	9,785	10.49
Operating expenses	9,762	7.92	6,708	7.19
Netback	41,671	33.78	22,487	24.12

Egypt

	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	288,426	101.40	133,676	69.66
Royalties and other	129,665	45.59	51,782	26.99
Current taxes	49,350	17.35	20,461	10.66
Operating expenses	19,930	7.01	11,800	6.15
Netback	89,481	31.45	49,633	25.86

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	104,780	102.25	48,551	69.43
Royalties and other	47,044	45.91	18,999	27.17
Current taxes	17,783	17.35	7,447	10.65
Operating expenses	7,065	6.89	4,313	6.17
Netback	32,888	32.10	17,792	25.44

The netback per Bbl in Egypt increased 26% and 22%, respectively, in the three and nine months ended September 30, 2011 compared with the same periods of 2010, mainly as a result of oil prices increasing by 47% and 46%, respectively, which was partially offset by higher royalty and tax rates. The average selling price during the three months ended September 30, 2011 was $102.25/Bbl, which represents a quality adjustment of approximately 10% relative to the average Dated Brent oil price for the period of $113.44/Bbl. This adjustment is consistent with the discount applied in the three and nine months ended September 30, 2010.

Royalties and taxes as a percentage of revenue increased to 62% in the three and nine months ended September 30, 2011, compared with 54% in the same period of 2010. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized over four years.

Operating expenses on a per Bbl basis increased 12% and 14%, respectively, for the three and nine month periods ended September 30, 2011 compared with the same periods of 2010. This is mainly due to increases in oil treatment fees, fuel costs and workovers during the three and nine month periods ended September 30, 2011 compared with the same periods in 2010.

10	Q3 2011

Yemen
	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$Bbl
Oil sales	51,449	108.37	55,985	77.33
Royalties and other	23,065	48.58	25,857	35.71
Current taxes	6,477	13.64	7,158	9.89
Operating expenses	6,474	13.64	6,942	9.59
Netback	15,433	32.51	16,028	22.14

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	23,485	112.55	17,919	76.77
Royalties and other	9,452	45.30	8,491	36.38
Current taxes	2,553	12.24	2,338	10.02
Operating expenses	2,697	12.93	2,395	10.26
Netback	8,783	42.08	4,695	20.11

In Yemen, the netback per Bbl increased 109% and 47%, respectively, in the three and nine months ended September 30, 2011 compared with the same periods in 2010. This is due to increases in oil prices of 47% and 40%, respectively, in the three and nine months ended September 30, 2011 compared to the same periods in 2010 and reduced royalty rates in the third quarter of 2011.

Royalties and taxes as a percentage of revenue decreased to 51% and 57%, respectively, in the three and nine months ended September 30, 2011, compared with 60% and 59%, respectively, in the same periods in 2010. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production. The royalty rate was significantly influenced by the shut-in of Block S-1 production from March 17, 2011 through to July 16, 2011. During the shut-in period on Block S-1, the Company continued to incur the majority of the operating costs, as well as amortize its capital costs for cost recovery purposes. The recovery of all the costs incurred during the shut-in period resulted in a reduction of the royalty and tax expense of $10.23/Bbl once production was restarted at Block S-1 in the third quarter.

Operating expenses on a per Bbl basis for the three and nine months ended September 30, 2011 increased by 26% and 42%, respectively, mostly due to increased costs of operations relating to the unstable political situation in Yemen as well as decreases in production volumes of 11% and 34%, respectively. These decreases in production volumes are mainly the result of production being shut-in on Block S-1 from March 17, 2011 through to July 16, 2011. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly impacted operating expenses per Bbl.

Production from Block S-1 was shut-in on October 8, 2011 following an attack on the oil export pipeline, and production will remain shut-in until repairs to the export pipeline can be completed. It is difficult to predict when production will resume as local tribal groups are currently preventing access to the pipeline.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized losses on commodity contracts in the first nine months of 2011 and 2010 relates mostly to the purchase of separate new financial floor derivative commodity contracts for $0.4 million each, in each respective period. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.3 million asset at December 31, 2010 to a $0.1 million asset at September 30, 2011, thus resulting in a $0.2 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2011	2010	2011	2010
Realized cash (loss) gain on commodity contracts*	-	(35)	(364)	(452)
Unrealized gain (loss) on commodity contracts**	(13)	(186)	(235)	520
Total derivative gain (loss) on commodity contracts	(13)	(221)	(599)	68

*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

Q3 2011	11

If the Dated Brent oil price remains at the level experienced at the end of Q3-2011, the derivative asset will be realized over the balance of the year. A 10% increase or decrease in Dated Brent oil prices would not result in a material adjustment to the derivative commodity contract asset. The following commodity contracts are outstanding as at September 30, 2011:

Dated Brent
Pricing
Period	Volume	Type	Put
Crude Oil
October 1, 2011 – December 31, 2011	40,000 Bbl/month	Financial Floor	$ 65.00
October 1, 2011 – December 31, 2011	20,000 Bbl/month	Financial Floor	$ 75.00

As at September 30, 2011, the total volumes hedged for the balance of 2011 are:

Three months
2011
Bbls	180,000
Bopd	1,957

At September 30, 2011, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2011		2010
	$	$/Bbl	$	$/Bbl
G&A (gross)	13,491	4.06	9,727	3.68
Stock-based compensation	2,139	0.64	1,314	0.50
Capitalized G&A and overhead recoveries	(1,686)	(0.51)	(858)	(0.32)
G&A (net)	13,944	4.19	10,183	3.86

	Three Months Ended September 30
	2011		2010
	$	$/Bbl	$	$/Bbl
G&A (gross)	4,919	3.99	3,034	3.25
Stock-based compensation	797	0.65	745	0.80
Capitalized G&A and overhead recoveries	(1,028)	(0.84)	(340)	(0.36)
G&A (net)	4,688	3.80	3,439	3.69

G&A expenses (net) increased 36% (3% increase on a per Bbl basis) and 37% (6% on a per Bbl basis) in the three and nine months ended September 30, 2011, compared with the same periods in 2010. This is due in large part to increased staffing and associated costs, along with foreign exchange rate fluctuations. The increase in stock-based compensation is due to an increase in the total value of new options awarded during the second quarter of 2011 as compared to those issued during 2010, which was partially offset by expense recoveries on share appreciation rights in 2011 which were caused by a decreasing share price in the third quarter of 2011.

FINANCE COSTS

Finance costs for the three and nine months ended September 30, 2011 increased to $1.3 million and $3.8 million (2010 - $1.1 million and $2.1 million, respectively). Finance costs include interest on long-term debt and amortization of transaction costs associated with long-term debt. In the quarter, the Company expensed $0.3 million of transaction costs (2010 - $0.3 million). The Company had $60.0 million of debt outstanding at September 30, 2011 (September 30, 2010 - $50.0 million). The long-term debt that was outstanding at September 30, 2011 and September 30, 2010 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

12	Q3 2011

DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	22,746	8.00	14,863	7.75
Yemen	3,166	6.67	4,935	6.82
Corporate	351	-	183	-
	26,263	7.91	19,981	7.56

	Three Months Ended September 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	8,781	8.57	5,895	8.43
Yemen	1,408	6.75	1,618	6.93
Corporate	111	-	79	-
	10,300	8.35	7,592	8.14

In Egypt and Yemen, DD&A on a per Bbl basis in the three and nine months ended September 30, 2011 remained consistent with the same periods in 2010. DD&A expense in Egypt increased 49% and 53%, respectively, in the three and nine months ended September 30, 2011 due to production volume increases of 47% and 48%, respectively, compared with the same periods in 2010. DD&A expense in Yemen decreased 13% and 36%, respectively, in the three and nine months ended September 30, 2011 due to production volume decreases of 11% and 34%, respectively, compared with the same periods in 2010.

In Egypt, exploration and evaluation properties of $2.0 million (2010 - $18.7 million) relating to West Gharib ($0.5 million) and East Ghazalat ($1.5 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, exploration and evaluation property costs of $14.5 million (2010 - $11.0 million) were excluded from the costs subject to DD&A in the quarter.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the Nuqra Block, the Company drilled two exploration wells during the nine months ended September 30, 2011, both of which were dry. The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration in the Nuqra Block at this time. As a result, the Company recorded an impairment loss on these exploration and evaluation assets in the amount of $12.1 million ($0.16/share) during the nine month period ended September 30, 2011. All exploration and evaluation expenditures incurred at Nuqra up to September 30, 2011 have been written off as an impairment loss.

Under IFRS, these costs had to be applied directly against net earnings as Nuqra has been identified as one of the Company’s cash-generating units. Impairment testing under IFRS is performed at the cash-generating unit level as opposed to the country level as under previous Canadian GAAP, under which, these costs would have been transferred to the full cost pool in Egypt and would have been depleted using the unit of production method.

CAPITAL EXPENDITURES

	Nine Months Ended
	September 30
($000s)	2011	2010
Egypt	52,570	41,429
Yemen	5,557	4,571
Corporate	1,417	266
Total	59,544	46,266

In Egypt, total capital expenditures in the first nine months of 2011 were $52.6 million (2010 - $41.4 million). The Company drilled 31 wells in West Gharib, resulting in 25 oil wells (twelve at Arta, eight at East Arta, four at Hoshia and one at Hana West), three water injector wells at East Arta, one water source well at Hoshia, one dry hole at West Hoshia and one dry hole at North Hoshia. Outside of West Gharib, the Company drilled three dry holes (one at East Ghazalat and two at Nuqra).

In Yemen, total capital expenditures in 2011 were $5.6 million (2010 - $4.6 million). Two oil development wells were drilled in the first nine months of 2011 at Block S-1, along with one oil exploration discovery well and one dry hole at Block 72.

Corporate expenditures in 2011 were primarily due to costs incurred for the new head office in Calgary.

Q3 2011	13

OUTSTANDING SHARE DATA

As at September 30, 2011, the Company had 73,025,471 common shares issued and outstanding. On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.5 times at September 30, 2011. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2011 and 2010:

Sources and Uses of Cash

	Nine Months Ended
	September 30
($000s)	2011	2010
Cash sourced
Funds flow from operations*	91,054	54,514
Transfer from restricted cash	1,161	-
Increase in long-term debt	-	55,916
Exercise of options	1,828	7,406
Issuance of common shares, net of share issuance costs	71,583	-
Other	772	-
	166,398	117,836
Cash used
Capital expenditures	56,831	40,422
Repayment of long-term debt	30,000	55,916
Transfer to restricted cash	-	1,890
Deferred financing costs	-	4,277
Other	463	-
	87,294	102,505
	79,104	15,331
Changes in non-cash working capital	(31,879)	(16,096)
Increase (decrease) in cash and cash equivalents	47,225	(765)
Cash and cash equivalents – beginning of period	57,782	16,177
Cash and cash equivalents – end of period	105,007	15,412

* Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2011 exploration and development program of $78.3 million ($18.7 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2011 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At September 30, 2011, the Company had working capital of $164.1 million (December 31, 2010 - $88.2 million). The increase to working capital in 2011 is due almost entirely to a higher cash balance combined with higher accounts receivable as at September 30, 2011 compared to December 31, 2010. Cash has increased by $47.2 million from December 31, 2010, which is due mostly to the issuance of common shares in the first quarter of 2011. Accounts receivable have increased by $50.1 million from December 31, 2010, which is due to increased production and higher commodity prices resulting in significantly larger monthly billings.

At September 30, 2011, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until the fourth quarter of 2012, the entire balance is presented as a long-term liability on the Condensed Consolidated Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	September 30, 2011	December 31, 2010
Bank debt	60,000	90,000
Deferred financing costs	(2,697)	(3,580)
Long–term debt (net of deferred financing costs)	57,303	86,420

14	Q3 2011

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period [1] [2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5years
Accounts payable and accrued liabilities	Yes - Liability	65,567	65,567	-	-	-
Long-term debt	Yes - Liability	60,000	-	60,000	-	-
Office and equipment leases	No	15,324	6,209	3,086	2,131	3,898
Minimum work commitments [3]	No	750	750	-	-	-
Total		141,641	72,526	63,086	2,131	3,898

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2011 exchange rates.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. During the first quarter of 2011, the Contractor received an extension on the first exploration period to September 8, 2011 and subsequently has declared Force Majeure under the PSA due to logistic and security issues. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2011.

Proposed Transactions

On March 25, 2011, the Company entered into an agreement to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for operatorship of three fields with 28 producing wells, located immediately adjacent to the Company’s West Gharib development leases. West Bakr is producing approximately 4,000 Bopd and had Proved reserves of 7.4 million barrels and Proved Plus Probable reserves of 8.8 million barrels effective July 1, 2010 (third party evaluator). The Company has structured the transaction as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the Borrowing Base Facility. Consideration for the transaction is $60 million plus or minus adjustments to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 related to the contingency.

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for the operatorship of the concession and near-term appraisal/development of one oil discovery well and of a significant number of ready to drill exploration projects, located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 related to the contingency.

Q3 2011	15

MANAGEMENT STRATEGY AND OUTLOOK FOR 2011

The 2011 outlook provides information as to management’s expectation for results of operations for 2011. Readers are cautioned that the 2011 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2011 Outlook Highlights

  Production is expected to average between 12,000 Bopd and 12,300 Bopd, a 22% increase over the 2010 average production;
  Exploration and development spending is budgeted to be $78.3 million, a 17% increase from 2010 (allocated 89% to Egypt, 9% to Yemen and 2% to Corporate) funded from funds flow from operations and cash-on-hand; and
  Using production guidance and an average oil price assumption of $110.00/Bbl for Dated Brent oil for the remainder of 2011, funds flow from operations is expected to be $120.0 million ($1.60/share) for the year.

2011 Updated Production Outlook

Production for 2011 is expected to average between 12,000 and 12,300 Bopd, representing a 22% increase over the 2010 average production of 9,960 Bopd. Production from Egypt is expected to average approximately 10,500 Bopd during 2011, up 45% from an average of 7,259 Bopd in 2010. The balance of approximately 1,500 Bopd from the Yemen properties represents a 44% decrease from an average of 2,701 Bopd in 2010 due to production shutdown on Block S-1. The Block S-1 export pipeline was damaged March 17 and was down until July 15, and was again damaged on October 8 and production has not yet resumed. The forecast assumes Block S-1 is shut-in for the remainder of the year. East Ghazalat production is expected to commence in the second quarter of 2012. The forecast excludes any production from the West Bakr acquisition. The forecast will be revised upwards when this acquisition closes.

Production Forecast

	September 30
	Year to Date	2011 Guidance	2010 Actual	% Change
Barrels of oil per day	12,158	12,000 – 12,300	9,960	22

2011 Updated Funds Flow From Operations Outlook

The expected 64% increase in funds flow from operations from 2010 is due to increased prices, as Dated Brent is expected to average up 40% from 2010 and production volumes expected to be up 22% over last year. The updated funds flow forecast of $120 million for 2011 was developed using the above production forecast and an average Dated Brent oil price of $110/Bbl for the remainder of the year. Variations in production and commodity prices during the remainder of 2011 could significantly change this outlook. An increase or decrease in the Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated funds flow by approximately $3.0 million.

Funds Flow Forecast
($millions)
	September 30
	Year to Date**	2011 Guidance**	2010 Actual**	% Change
Funds Flow from operations*	91	120	73	64
.
*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Nine months ended September 30, 2011 average Dated Brent was $111.92/Bbl; 2010 average Dated Brent was $79.42/Bbl.

TransGlobe has entered into a Sale and Purchase Agreement to acquire 100% working interest in the West Bakr Production Sharing Concession. The expected impact on TransGlobe’s 2011 funds flow from operations is initially in the range of $1.5 million per month at $110/Bbl average Dated Brent oil price. Closing is subject to closing conditions and Egyptian Government approval. TransGlobe cannot make assurances that it will successfully close the subject transaction.

The Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement. Closing is subject to the approval of the Egyptian Government and customary closing conditions. TransGlobe cannot make assurances that it will successfully close the subject transaction.

16	Q3 2011

2011 Revised Capital Budget
	Nine Months Ended	2011	2011	2011
	September 30, 2011	Annual Budget	Acquisition Budget	Annual Budget
($ million)	Actual	(Firm)	(Contingent)	(Total)
Egypt	52.6	70.0	69.0	139.0
Yemen	5.6	6.8	-	6.8
Corporate	1.4	1.5	-	1.5
Total	59.6	78.3	69.0	147.3

Firm Budget
In Egypt, the Company has drilled 34 wells to September 30, and expects to drill a further 13 wells in the fourth quarter.

In Yemen, the Company has drilled at total of four wells in the first part of the year; no new drilling is anticipated to the end of the year.

Acquisition Budget (Contingent)
Represents the acquisition price of $60.0 million for West Bakr and $3.0 million for South Alamein, plus customary closing adjustments.

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises were required to apply IFRS, in full and without modification, for all financial periods beginning on or after January 1, 2011. The adoption of IFRS required the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010. The Company’s third financial statements prepared under IFRS are the interim financial statements for the three and nine months ended September 30, 2011. These financial statements include reconciliations of the previously disclosed comparative period financial statements prepared in accordance with Canadian GAAP to IFRS, as set out in Note 23. Full disclosure of the Company’s significant accounting policies adopted on transition to IFRS can be found in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

All changes in accounting policies that were required to address reporting and the adoption of IFRS have been made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout TransGlobe’s transition project, the Company ensured that all changes in accounting policies relating to IFRS had controls and procedures to ensure that information was captured appropriately. With respect to internal controls over financial reporting and disclosure controls and procedures, the Company did not require any material changes in control procedures as a result of the transition to IFRS; however, the Company supplemented its existing control procedures for the transition period by increasing the level of third party consultation, management and executive involvement, monitoring, and governance, as well as the level of awareness and education of key parties involved in the transition project in order to ensure the project was successful.

Q3 2011	17

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statement of Earnings and Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		September 30		September 30
			2010		2010
	Notes	2011	(Note 23)	2011	(Note 23)

REVENUE
Oil sales, net of royalties and other	5	$71,769	$38,980	$187,145	$112,022
Derivative gain (loss) on commodity contracts		(13)	(221)	(599)	68
Finance revenue	7	148	11	343	18
		71,904	38,770	186,889	112,108

EXPENSES
Production and operating		9,762	6,708	26,404	18,742
General and administrative	6	4,688	3,439	13,944	10,183
Foreign exchange (gain) loss		265	(78)	345	253
Finance costs	7	1,269	1,111	3,770	2,114
Depletion, depreciation and amortization	12	10,300	7,592	26,263	19,981
Impairment of exploration and evaluation assets	11	68	-	12,144	-
		26,352	18,772	82,870	51,273

Earnings before income taxes		45,552	19,998	104,019	60,835

Income taxes – current		20,336	9,785	55,827	27,619
Income taxes – deferred		(894)	892	(2,681)	1,583
		19,442	10,677	53,146	29,202

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$26,110	$9,321	$50,873	$31,633

Earnings per share
Basic	19	$0.36	$0.14	$0.70	$0.48
Diluted	19	$0.35	$0.13	$0.68	$0.46

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

18	Q3 2011

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30, 2011	December 31, 2010

ASSETS
Current
Cash and cash equivalents	8	$105,007	$57,782
Accounts receivable	9	119,219	69,085
Derivative commodity contracts		67	303
Prepaids and other		5,406	2,867
		229,699	130,037
Non-Current
Restricted cash	10	2,226	3,387
Intangible exploration and evaluation assets	11	17,164	22,609
Property and equipment
Petroleum properties	12	204,263	178,639
Other assets	12	3,730	2,773
Goodwill	13	8,180	8,180
		$465,262	$345,625

LIABILITIES
Current
Accounts payable and accrued liabilities	14	$65,567	$41,808
		65,567	41,808
Non-Current
Long-term debt	15	57,303	86,420
Deferred taxes		32,526	35,207
Other long-term liabilities		1,009	-
		156,405	163,435

SHAREHOLDERS’ EQUITY
Share capital	17	154,104	80,106
Contributed surplus		7,581	5,785
Retained earnings		147,172	96,299
		308,857	182,190

		$465,262	$345,625

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

Q3 2011	19

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
					2010
	Notes	2011	2010	2011	(Note 23)

Share Capital
Balance, beginning of period		$153,815	$74,237	$80,106	$66,106
Stock options exercised	17	215	1,662	1,828	7,406
Share issuance	17	-	-	75,594	-
Share issue costs	17	-	-	(4,011)	-
Stock-based compensation on exercise	17	74	697	587	3,084
Balance, end of period		$154,104	$76,596	$154,104	$76,596

Contributed Surplus
Balance, beginning of period		$6,673	$6,198	$5,785	$8,057
Stock-based compensation expense	18	982	629	2,383	1,157
Transfer to share capital on exercise of options		(74)	(697)	(587)	(3,084)
Balance, end of period		$7,581	$6,130	$7,581	$6,130

Retained Earnings
Balance, beginning of period		$121,062	$78,046	$96,299	$55,734
Net earnings		26,110	9,321	50,873	31,633
Balance, end of period		$147,172	$87,367	$147,172	$87,367

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

20	Q3 2011

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30

	Notes	2011	2010	2011	2010

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income for the period		$26,110	$9,321	$50,873	$31,633
Adjustments for:
Depletion, depreciation and amortization	12	10,300	7,592	26,263	19,981
Deferred lease inducement		119	-	238	-
Impairment of exploration and evaluation costs	11	68	-	12,144	-
Stock-based compensation	18	738	745	2,139	1,314
Finance costs		1,269	1,111	3,770	2,114
Income tax expense		19,442	10,677	53,146	29,202
Unrealized (gain) loss on commodity contracts		13	186	235	(520)
Unrealized loss on foreign currency translation		257	-	526	-
Interest paid		(530)	(766)	(2,453)	(1,591)
Income taxes paid		(20,336)	(9,785)	(55,827)	(27,619)
Changes in non-cash working capital	22	(34,092)	(5,481)	(31,879)	(16,096)
Net cash generated by (used in) operating activities		3,358	13,600	59,175	38,418

INVESTING
Additions to intangible exploration and evaluation assets		(1,417)	(855)	(6,685)	(9,154)
Additions to petroleum properties		(19,392)	(15,077)	(48,282)	(31,002)
Additions to other assets		(2)	113	(1,864)	(266)
Changes in restricted cash		(3)	(1,890)	1,161	(1,890)
Net cash generated by (used in) investing activities		(20,814)	(17,709)	(55,670)	(42,312)

FINANCING
Issue of common shares for cash	17	215	1,662	77,422	7,406
Issue costs for common shares	17	-	-	(4,011)	-
Deferred financing costs		-	(3,578)	-	(4,277)
Increase in long-term debt		-	55,916	-	55,916
Repayments of long-term debt		-	(55,916)	(30,000)	(55,916)
Increase in other long-term liabilities		-	-	772	-
Net cash generated by (used in) financing activities		215	(1,916)	44,183	3,129

Currency translation differences relating to cash and cash equivalents		(411)	-	(463)	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(17,652)	(6,025)	47,225	(765)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		122,659	21,437	57,782	16,177
CASH AND CASH EQUIVALENTS, END OF PERIOD		$105,007	$15,412	$105,007	$15,412

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3 2011	21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2011 and December 31, 2010 and for the periods ended September 30, 2011 and 2010
(Unaudited - Expressed in U.S. Dollars)

1.   CORPORATE INFORMATION

TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its head office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.

2.   BASIS OF PREPARATION

Statement of compliance

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”, “Canadian GAAP” or “Cdn. GAAP”) for all publicly accountable profit-oriented enterprises.

These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at September 30, 2011 and December 31, 2010 and for the three and nine month periods ended September 30, 2011 and 2010. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.

Compliance with IAS 34 requires the Company to disclose information material to the understanding of the current interim period. Accordingly, IFRS 1 First-time Adoption of IFRS (“IFRS 1”) has been applied effective January 1, 2010 using IFRS in place as at January 1, 2011. The effect of transition from Canadian GAAP to IFRS is quantified in Note 23 and explained throughout the notes to the Condensed Consolidated Interim Financial Statements.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 7, 2011.

Basis of measurement

The preparation of these Condensed Consolidated Interim Financial Statements resulted in changes to accounting policies and methods of computation as compared to the most recent Annual Financial Statements for the year-ended December 31, 2010 prepared under GAAP. Refer to Note 23, First Time Adoption of IFRS, for a reconciliation between the IFRS and GAAP computations. For full disclosure of the accounting policies adopted on transition to IFRS, refer to Note 3 in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011. Many disclosures, including nature of business and corporate information, have not changed from Canadian GAAP and accordingly, these should be read in conjunction with the consolidated financial statements for the year-ended December 31, 2010 and the accompanying notes thereto.

The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, restricted cash and derivative financial instruments that have been measured at fair value. The method used to measure fair value is discussed further in Note 4.

Functional and presentation currency

In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

22	Q3 2011

3.   CHANGES IN ACCOUNTING POLICIES

Future changes to accounting policies

As at the date of authorization of these financial statements the following Standards and Interpretations which have not yet been applied were issued but not yet effective:

IFRS	7	(revised)	“Financial Instruments: Disclosures”
IFRS	9	(revised)	“Financial Instruments: Classification and Measurement”
IAS	12	(revised)	“Income Taxes”
IFRS	10	(new)	“Consolidated Financial Statements”
IFRS	11	(new)	“Joint Arrangements”
IFRS	12	(new)	“Disclosure of Interests in Other Entities”
IAS	27	(revised)	“Separate Financial Statements”
IAS	28	(revised)	“Investments in Associates and Joint Ventures”
IFRS	13	(new)	“Fair Value Measurement”
IAS	1	(revised)	“Presentation of Financial Statements”
IAS	19	(revised)	“Employee Benefits”

4.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	September 30, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets held-for-trading	$105,074	$105,074	$58,085	$58,085
Loans and receivables	121,445	121,445	72,472	72,472
Other liabilities	122,870	125,567	128,228	131,808

Assets and liabilities at September 30, 2011 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents, restricted cash and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and restricted cash are classified as Level 1 and derivative commodity contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

  Credit risk
  Market risk
  Liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Condensed Consolidated Interim Financial Statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.

Q3 2011	23

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at September 30, 2011
Neither impaired nor past due	$38,808
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period
Within 30 days	18,688
31-60 days	18,304
61-90 days	17,220
Over 90 days	26,199

In Egypt, the Company sold all of its 2011 and 2010 production to one purchaser. In Yemen, the Company sold all of its 2011 and 2010 Block 32 production to one purchaser and all of its 2011 and 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding as at September 30, 2011:

			Dated Brent
			Pricing
Period	Volumes	Type	Put
Crude Oil
October 1, 2011 – December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
October 1, 2011 – December 31, 2011	20,000 Bbl/month	Financial Floor	$75.00

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Condensed Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase or decrease in commodity prices on the derivative commodity contracts would not have a material impact on net earnings for the three and nine months ended September 30, 2011.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net earnings for the three and nine months ended September 30, 2011, of approximately $0.3 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net earnings by $0.3 million for the same period. The Company does not utilize derivative instruments to manage this risk.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2011 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the three and nine months ended September 30, 2011, by $0.2 million and $0.5 million, respectively. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the three and nine months ended September 30, 2011, by $0.2 million and $0.5 million, respectively.

24	Q3 2011

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at September 30, 2011:

(000s)	Payment Due by Period [1] [2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5years
Accounts payable and accrued liabilities	Yes - Liability	$65,567	$65,567	$-	$-	$-
Long-term debt	Yes - Liability	60,000	-	60,000	-	-
Office and equipment leases	No	15,324	6,209	3,086	2,131	3,898
Minimum work commitments [3]	No	750	750	-	-	-
Total		$141,641	$72,526	$63,086	$2,131	$3,898

1.	Payments exclude ongoing operating costs, finance costs and payments required to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at September 30, 2011 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of C$75.0 million (US$75.6 million) in the first quarter of 2011 through an equity offering.

The existing banking arrangements at September 30, 2011 consist of a Borrowing Base Facility of $100.0 million of which $60.0 million is drawn.

Capital disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the profit or loss before any deduction for depletion, depreciation, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-IFRS measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	September 30, 2011	December 31, 2010
Shareholders’ equity	$308,857	$182,190
Long-term debt, including the current portion (net of unamortized
transaction costs)	57,303	86,420
Cash and cash equivalents	(105,007)	(57,782)
Total capital	$261,153	$210,828

The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	September 30, 2011	December 31, 2010
Long-term debt, including the current portion (net of unamortized transaction costs)	$57,303	$86,420

Cash flow from operating activities	75,304	54,592
Changes in non-cash working capital	34,214	18,386
Funds flow from operations	$109,518	$72,978
Ratio	0.5	1.2

Q3 2011	25

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at September 30, 2011. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at September 30, 2011.

5.   OIL REVENUE

	Three Months Ended		Nine Months Ended
(000s)	September 30		September 30
	2011	2010	2011	2010
Oil sales	$128,265	$66,470	$339,875	$189,661
Less: Royalties and other	56,496	27,490	152,730	77,639
Oil sales, net of royalties and other	$71,769	$38,980	$187,145	$112,022

6.   PERSONNEL EXPENSES

The aggregate payroll expense of employees and executive management recognized in general and administrative expenses was as follows:

	Three Months Ended		Nine Months Ended
(000s)	September 30		September 30
	2011	2010	2011	2010
Wages, salaries and benefits	$3,285	$2,057	$8,734	$6,431
Equity-settled share-based payment transactions	982	629	2,383	1,156
Cash-settled share-based payment transactions	(185)	141	(244)	192
Total employee remuneration	4,082	2,827	10,873	7,779
Capitalized portion of total remuneration	(275)	(299)	(888)	(1,044)
	$3,807	$2,528	$9,985	$6,735

7.   FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in earnings were as follows:

	Three Months Ended		Nine Months Ended
(000s)	September 30		September 30
	2011	2010	2011	2010
Interest expense	$963	$766	$2,886	$1,591
Amortization of deferred financing costs	306	345	884	523
Finance costs	$1,269	$1,111	$3,770	$2,114

8.   CASH AND CASH EQUIVALENTS

Cash is comprised of cash on hand and balances with banks. There were no term deposits outstanding as at September 30, 2011 or December 31, 2010 with original maturities longer than three months.

The Company’s exposure to interest rate risk is disclosed in Note 4.

9.   ACCOUNTS RECEIVABLE

Accounts receivable is comprised of current trade receivables due from third parties. There were no amounts due from related parties and no loans to management or employees as at September 30, 2011 or December 31, 2010.

The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 4.

26	Q3 2011

10. RESTRICTED CASH

As at September 30, 2011, the Company had restricted cash of $2.2 million (December 31, 2010 - $3.4 million) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 15). This represents the aggregate amount of interest for six months on the loan balance outstanding based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

11. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2010	$22,609
Additions	6,699
Impairment loss	(12,144)
Balance at September 30, 2011	$17,164

The Company recorded an impairment loss in the amount of $12.1 million during the nine-month period ended September 30, 2011. The impairment relates to Nuqra Block 1 in Egypt and represents all intangible exploration and evaluation asset costs that had been incurred at Nuqra up to September 30, 2011. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at Nuqra. The Company no longer has a firm plan for further expenditures on exploration and evaluation at Nuqra at this time.

12. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Cost at December 31, 2010	$205,854	$5,713	$211,567
Additions	50,980	1,864	52,844
Balance at September 30, 2011	$256,834	$7,577	$264,411

Accumulated depletion, amortization and impairment
losses at December 31, 2010	$27,215	$2,940	$30,155
Depletion, depreciation and amortization for the period	25,356	907	26,263
Balance at September 30, 2011	$52,571	$3,847	$56,418

Net Book Value
At December 31, 2010	$178,639	$2,773	$181,412
At September 30, 2011	$204,263	$3,730	$207,993

Future development costs of $28.7 million (2010 - $49.7 million) for Proved and Probable reserves were included in the depletion calculation for the three and nine months ended September 30, 2011.

13. GOODWILL

(000s)
Balance at December 31, 2010	$8,180
Acquisitions through business combinations	-
Balance at September 30, 2011	$8,180

Goodwill was assessed for impairment as at December 31, 2010 and September 30, 2011. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 14%. As at December 31, 2010 and September 30, 2011, the recoverable amounts exceeded the aggregated carrying values of the cash-generating units, therefore no impairment was recognized.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at September 30, 2011 or December 31, 2010.

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 4.

15. LONG-TERM DEBT

The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at September 30, 2011, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 4.

Q3 2011	27

	As at	As at
	September 30, 2011	December 31, 2010
Bank debt	$60,000	$90,000
Deferred financing costs	(2,697)	(3,580)
	57,303	86,420

Current portion of long-term debt	-	-
	$57,303	$86,420

As at September 30, 2011, the Company had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the three and nine months ended September 30, 2011, the average effective interest rates were 8.2% and 7.8%, respectively (2010 – 8.3% and 5.6%, respectively). As repayments on the Borrowing Base Facility are not expected to commence until the fourth quarter of 2012, the entire balance has been presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of September 30, 2011 are as follows:

(000s)
2011	$-
2012	5,696
2013	32,977
2014	21,327
2015	-
$60,000

16. COMMITMENTS AND CONTINGENCIES

On March 25, 2011, the Company entered into an agreement to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the existing Borrowing Base Facility. Consideration for the transaction is $60 million plus or minus adjustments to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

The Company is subject to certain office and equipment leases (Note 4).

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. During the first quarter of 2011, the Contractor received an extension on the first exploration period to September 8, 2011 and subsequently has declared Force Majeure under the PSA due to logistic and security issues. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

28	Q3 2011

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Although the Company believes that it has title to its petroleum properties, it cannot control or completely protect itself against the risk of title disputes or challenges.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2011.

17. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Nine months		Year Ended
	September 30, 2011		December 31, 2010
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	67,576	$80,106	65,399	$66,106
Share issuance	5,000	75,594	-	-
Stock options exercised	450	1,828	2,177	9,959
Stock-based compensation on exercise	-	587	-	4,041
Share issue costs	-	(4,011)	-	-
Balance, end of period	73,026	$154,104	67,576	$80,106

On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

18. SHARE-BASED PAYMENTS

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended		Year Ended
	September 30, 2011		December 31, 2010
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	4,156	4.89	5,478	4.12
Granted	1,082	12.83	1,430	7.22
Exercised	(450)	4.06	(2,177)	4.67
Forfeited	(44)	5.09	(575)	4.04
Options outstanding, end of period	4,744	6.79	4,156	4.89

Options exercisable, end of period	1,897	4.63	1,366	3.80

Q3 2011	29

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-		Average	Weighted-
	Outstanding at	Remaining	Average	Number Exercisable	Remaining	Average
Exercise Prices	Sept 30, 2011	Contractual	Exercise Price	At Sept 30, 2011	Contractual	Exercise
(C$)	(000s)	Life (Years)	(C$)	(000s)	Life (Years)	Price (C$)
2.40-4.00	1,623	2.5	3.08	761	2.5	3.09
4.01-6.00	951	1.8	4.90	799	1.4	4.87
6.01-8.00	803	3.6	7.42	268	3.6	7.42
8.01-10.00	325	4.2	8.50	69	3.8	8.04
10.01-13.20	851	4.6	13.00	-	-	-
13.21-15.12	191	4.5	14.53	-	-	-
	4,744	3.1	6.79	1,897	2.3	4.63

Stock–based compensation

Compensation expense of $1.0 million and $2.4 million have been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the three and nine month periods ended September 30, 2011 (2010 - $0.6 and $1.2 million, respectively) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2011	2010
Weighted average fair market value per option (C$)	4.26	2.31
Risk free interest rate (%)	1.87	2.71
Expected volatility (%)	50.31	49.07
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	9.43	5.81
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the three and nine month periods ended September 30, 2011, employees exercised 40,000 and 450,000 stock options, respectively (2010 – 325,000 and 1,518,000, respectively). In accordance with IFRS, the fair value related to these options was $0.1 million and $0.6 million, respectively (2010 - $0.7 million and $3.1 million, respectively) at time of grant and has been transferred from contributed surplus to common shares.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	Nine Months Ended		Year Ended
	September 30, 2011		December 31, 2010
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	150	6.61	-	-
Granted	-	-	150	6.61
Exercised	(15)	7.94	-	-
Forfeited	-	-	-	-
Units outstanding, end of period	135	6.46	150	6.61
Units exercisable, end of period	35	6.04	-	-

For both the three and nine month periods ended September 30, 2011, compensation expense recoveries of $0.2 million have been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income (2010 – expense of $0.1 million and $0.2 million, respectively) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements and the total fair value of the liability for vested benefits as at September 30, 2011 were $0.4 million (2010 - $0.2 million) and $0.2 million (2010 - $Nil), respectively.

30	Q3 2011

19. PER SHARE AMOUNTS

In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2011	2010	2011	2010
Weighted-average number of shares outstanding	72,993	66,775	72,358	66,085
Dilution effect of stock options	2,378	2,407	2,548	2,073
Weighted-average number of diluted shares outstanding	75,371	69,182	74,906	68,158

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2011, the Company excluded 1,041,700 and 1,023,700 stock options, respectively, (2010 – 234,000 and 1,061,400, respectively) as their exercise price was greater than the average common share market price in the respective periods.

20. RELATED PARTY DISCLOSURES

Details of controlled entities are as follows:

		Ownership	Ownership
	Country of	Interest 2011	Interest 2010
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TG West Yemen Inc.	Turks & Caicos	100	100
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	100
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TransGlobe South Alamein Inc.	Turks & Caicos	100	100
TransGlobe GOS Inc.	Turks & Caicos	100	100

21. SEGMENTED INFORMATION

The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.

In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.

Q3 2011	31

The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Condensed Consolidated Financial Statements:

	Egypt		Yemen		Total
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30		September 30		September 30
(000s)	2011	2010	2011	2010	2011	2010
Revenue
Oil sales, net of royalties and other	$158,761	$81,894	$28,384	$30,128	$187,145	$112,022
Other income	6	-	14	-	20	-
Total segmented revenue	158,767	81,894	28,398	30,128	187,165	112,022

Segmented expenses
Production and operating	19,930	11,800	6,474	6,942	26,404	18,742
Depletion, depreciation and amortization	22,746	14,863	3,166	4,935	25,912	19,798
Income taxes - current	49,350	20,461	6,477	7,158	55,827	27,619
Income taxes - deferred	(3,217)	2,217	536	(634)	(2,681)	1,583
Impairment loss	12,144	-	-	-	12,144	-
Total segmented expenses	100,953	49,341	16,653	18,401	117,606	67,742

Segmented earnings	$57,814	$32,553	$11,745	$11,727	69,559	44,280

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					599	(68)
General and administrative					13,944	10,183
Foreign exchange loss					345	253
Depreciation and amortization					351	183
Finance revenue					(323)	(18)
Finance costs					3,770	2,114
Total non-segmented expenses					18,686	12,647

Net earnings for the period					$50,873	$31,633

Capital expenditures
Exploration and development	$52,570	$41,429	$5,557	$4,571	$58,127	$46,000
Corporate					1,417	266
Total capital expenditures	$52,570	$41,429	$5,557	$4,571	$59,544	$46,266

32	Q3 2011

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30		September 30		September 30
(000s)	2011	2010	2011	2010	2011	2010
Revenue
Oil sales, net of royalties and other	$57,736	$29,552	$14,033	$9,428	$71,769	$38,980
Other income	6	-	14	-	20	-
Total segmented revenue	57,742	29,552	14,047	9,428	71,789	38,980

Segmented expenses
Production and operating	7,065	4,313	2,697	2,395	9,762	6,708
Depletion, depreciation and amortization	8,781	5,895	1,408	1,618	10,189	7,513
Income taxes - current	17,783	7,447	2,553	2,338	20,336	9,785
Income taxes - deferred	(513)	1,116	(381)	(224)	(894)	892
Impairment loss	68	-	-	-	68	-
Total segmented expenses	33,184	18,771	6,277	6,127	39,461	24,898

Segmented earnings	$24,558	$10,781	$7,770	$3,301	32,328	14,082

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					13	221
General and administrative					4,688	3,439
Foreign exchange (gain) loss					265	(78)
Depreciation and amortization					111	79
Finance revenue					(128)	(11)
Finance costs					1,269	1,111

Total non-segmented expenses					6,218	4,761

Net earnings for the period					$26,110	$9,321

Capital expenditures
Exploration and development	$19,594	$15,859	$549	$2,950	$20,143	$18,809
Corporate					17	192
Total capital expenditures	$19,594	$15,859	$549	$2,950	$20,160	$19,001

Q3 2011	33

The carrying amounts of reportable segment assets and liabilities are as follows:

September 30, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,624	$14,540	$17,164
Property and equipment
Petroleum properties	168,180	36,083	204,263
Other assets	1,521	-	1,521
Goodwill	8,180	-	8,180
Other	143,596	16,670	160,266
Segmented assets	324,101	67,293	391,394
Non-segmented assets			73,868
Totals assets			$465,262
Liabilities
Accounts payable and accrued liabilities	$59,134	$2,942	$62,076
Deferred taxes	22,372	10,154	32,526
Segmented liabilities	81,506	13,096	94,602
Non-segmented liabilities			61,803
Total liabilities			$156,405

December 31, 2010
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$9,783	$12,826	$22,609
Property and equipment
Petroleum properties	143,233	35,406	178,639
Other assets	1,630	-	1,630
Goodwill	8,180	-	8,180
Other	71,504	11,378	82,882
Segmented assets	234,330	59,610	293,940
Non-segmented assets			51,685
Totals assets			$345,625
Liabilities
Accounts payable and accrued liabilities	$31,321	$5,980	$37,301
Deferred taxes	25,589	9,618	35,207
Segmented liabilities	56,910	15,598	72,508
Non-segmented liabilities			90,927
Total liabilities			$163,435

22. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2011	2010	2011	2010
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(48,992)	$(7,138)	$(50,138)	$(21,987)
Prepaids and other	(648)	(289)	(66)	(521)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	15,548	1,946	18,325	6,412
	$(34,092)	$(5,481)	$(31,879)	$(16,096)

34	Q3 2011

23. FIRST TIME ADOPTION OF IFRS

These are the Company’s Condensed Consolidated Interim Financial Statements for the third quarter of the period covered by the first consolidated annual financial statements presented in accordance with IFRS for the year ending December 31, 2011.

IFRS is applied retrospectively at the transition date of January 1, 2010 with all adjustments to assets and liabilities as stated under Canadian Generally Accepted Accounting Principles (“GAAP”) taken to retained earnings unless certain exceptions and exemptions are applied.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company has elected to utilize the following exemptions for first-time adoption of IFRS:

(i)

With respect to IFRS 3, Business Combinations, IFRS 1 allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated;

(ii)

With respect to IAS 21, The Effects of Changes in Foreign Exchange Rates, IFRS 1 allows foreign currency translation adjustments classified in accumulated other comprehensive income to be deemed zero and reclassified to retained earnings on January 1, 2010, and for the retrospective restatement of foreign currency translation under IFRS to not be required;

(iii)

With respect to IFRS 2, Share-based payments, IFRS 1 does not require stock options that vested prior to January 1, 2010 and share appreciation rights that settled prior to January 1, 2010 to be retrospectively restated. Therefore, IFRS requirements apply only to those options that were unvested and share appreciation rights that were unsettled at the date of transition;

(iv)

With respect to IAS 16, Property, Plant and Equipment and IFRS 6, Exploration for and Evaluation of Mineral Resources, IFRS 1 allows for the petroleum asset balance as determined under the Company’s previous accounting framework (Canadian GAAP) to be allocated to the IFRS categories of exploration and evaluation assets and development and production properties. Under the exemption, for assets in the development or production phases, the amount is allocated to the underlying IFRS transitional assets on a pro-rata basis using reserve values as of the IFRS transition date.

(v)	With respect to IFRS 23, Borrowing Costs, IFRS 1 allows borrowing cost disclosures relating to qualifying assets to be applied prospectively from the IFRS transition date.

These mandatory exceptions and optional exemptions are applied in preparing:

(i)	The Condensed Consolidated Interim Financial Statements as at and for the three and nine months ended September 30, 2011,

(ii)	The Condensed Consolidated Financial Statements as at and for the year ended December 31, 2010 prepared in accordance with IFRS for comparative purposes,

(iii)	The Condensed Consolidated Interim Financial Statements as at and for the three and nine months ended September 30, 2010 prepared in accordance with IFRS for comparative purposes, and

(iv)	The opening IFRS consolidated balance sheet on January 1, 2010.

IFRS employs a conceptual framework that is similar to Canadian GAAP. While the adoption of IFRS has not changed the net increase or decrease in cash and cash equivalents for any given period, the adoption has resulted in changes to the reported financial position and results of operations of the Company. The Company has prepared the following summary of adjustments to reconcile the shareholders’ equity and earnings of the Company under IFRS with those reported under Canadian GAAP:

Q3 2011	35

Reconciliation of earnings and comprehensive income for three months ended September 30, 2010

(Expressed in thousands of U.S. Dollars)

		Three Months Ended	Effect of	Three Months Ended
		Sept 30, 2010	Transition	Sept 30, 2010
	Notes	(Cdn GAAP)	To IFRS	(IFRS)
REVENUE
Oil sales, net of royalties and other		$38,980	$-	$38,980
Derivative loss on commodity contracts		(221)	-	(221)
Finance revenue		11	-	11
		38,770	-	38,770

EXPENSES
Production and operating		6,708	-	6,708
General and administrative	c	2,999	440	3,439
Foreign exchange loss		(78)	-	(78)
Finance costs		1,111	-	1,111
Depletion, depreciation and amortization	d	9,440	(1,848)	7,592
		20,180	(1,408)	18,772

Earnings before income taxes		18,590	1,408	19,998

Income taxes – current		9,785	-	9,785
Income taxes – deferred	e	-	892	892
		9,785	892	10,677
Net earnings and comprehensive income for the period		$8,805	$516	$9,321

Reconciliation of earnings and comprehensive income for nine months ended September 30, 2010

(Expressed in thousands of U.S. Dollars)

		Nine months Ended	Effect of	Nine months Ended
		Sept 30, 2010	Transition	Sept 30, 2010
	Notes	(Cdn GAAP)	To IFRS	(IFRS)
REVENUE
Oil sales, net of royalties and other		$112,022	$-	$112,022
Derivative loss on commodity contracts		68	-	68
Finance revenue		18	-	18
		112,108	-	112,108

EXPENSES
Production and operating		18,742	-	18,742
General and administrative	c	9,418	765	10,183
Foreign exchange loss		253	-	253
Finance costs		2,114	-	2,114
Depletion, depreciation and amortization	d	24,121	(4,140)	19,981
		54,648	(3,375)	51,273

Earnings before income taxes		57,460	3,375	60,835

Income taxes – current		27,619	-	27,619
Income taxes – deferred	e	-	1,583	1,583
		27,619	1,583	29,202
Net earnings and comprehensive income for the period		$29,841	$1,792	$31,633

36	Q3 2011

Reconciliation of changes in shareholders’ equity for the nine months ended September 30, 2010

(Expressed in thousands of U.S. Dollars)

		Nine Months Ended	Effect of	Nine Months Ended
		Sept 30, 2010	Transition to	Sept 30, 2010
	Notes	(Cdn GAAP)	IFRS	(IFRS)

Share Capital
Balance, beginning of period		$66,106	$-	$66,106
Stock options exercised		7,406	-	7,406
Share issuance		-	-	-
Share issue costs		-	-	-
Stock-based compensation on exercise	a	3,127	(43)	3,084
Balance, end of period		$76,639	$(43)	$76,596

Contributed Surplus
Balance, beginning of period	a	$6,691	$1,366	$8,057
Stock-based compensation expense	a	1,539	(382)	1,157
Transfer to share capital on exercise of options	a	(3,127)	43	(3,084)
Balance, end of period		$5,103	$1,027	$6,130

Accumulated Other Comprehensive
Income
Balance, beginning of period	b	$10,880	$(10,880)	$-
Other comprehensive income		-	-	-
Balance, end of period		$10,880	$(10,880)	$-

Retained Earnings
Balance, beginning of period	a, b, c, e	$80,013	$(24,279)	$55,734
Net earning	a, b, c, d, e	29,841	1,792	31,633
Balance, end of period		$109,854	$(22,487)	$87,367

Explanation of the above reconciliations from Canadian GAAP to IFRS

(a) Share-based payment transactions

Under Canadian GAAP – The Company measured share-based compensation related to share-purchase options at the fair value of options granted using the lattice-based binomial option pricing model and recognized this expense on a straight-line basis over the vesting period of the options. The fair value of the options granted was measured on the date of the grant. The Company measured the share-based compensation related to share appreciation rights at their intrinsic value less any unvested portion, and accrued the unvested portion evenly over the vesting period. The mark-to-market change in the obligation of the share appreciation rights was determined each reporting period and recognized through earnings.

Under IFRS – The Company continued to measure share-based compensation related to share-purchase options at the fair value of options granted using the same option pricing model; however, the fair value of the options granted was determined separately for each tranche of awards with different vesting dates, as each tranche is considered a separate grant for the purpose of calculating fair value. The fair value of options granted was recognized as compensation expense over the vesting period of the respective tranche. The Company measured share-based compensation related to share appreciation rights at the grant date fair value using the same option-pricing model used for share-purchase options. Subsequent to grant, the liability was re-measured at each reporting date with changes to fair value recognized through earnings.

The effect of transition to IFRS for share-based payments related to share-purchase options is an accelerated expensing of the share-based payments as the fair value is weighted more heavily toward the periods closer to the date of issuance of the stock options. The adjustment for the change in treatment of share-based payments results in an increase in contributed surplus of $1.4 million with a corresponding decrease in retained earnings. There were no share appreciation rights outstanding at January 1, 2010, therefore, there was no effect on transition to IFRS with respect to cash-settled share-based payments. The effect of transition to IFRS on the September 30, 2010 comparative balances are as presented.

Q3 2011	37

(b) Cumulative translation differences

Under Canadian GAAP – Translation differences and cumulative net exchange differences for each self-sustaining foreign operation are classified in a separate component of equity. Prior to May 1, 2008, the Company’s foreign operations were considered to be self-sustaining and consequently were translated using the current rate method. Under the current rate method, assets and liabilities were translated at the period-end exchange rates, while revenues and expenses were translated using rates for the period and gains and losses were included in accumulated other comprehensive income.

Under IFRS – The classification of translation differences and cumulative net exchange differences is dependent on the functional currency of the entity and is measured based on the currency of the primary economic environment in which it operates. The IFRS 1 exemption allows a first-time adopter to eliminate the cumulative net exchange differences classified in accumulated other comprehensive income and avoid retrospective restatement of foreign currency translation requirements.The effect of transition to IFRS for cumulative translation differences is a decrease in accumulated other comprehensive income of $10.9 million with a corresponding increase in retained earnings. The effect of transition to IFRS on the September 30, 2010 comparative balances are as presented.

(c) Property and equipment

Under Canadian GAAP – The Company followed full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost, whereby all pre-exploration and evaluation costs, E&E costs, including undeveloped land and costs relating to pre-commercial exploration or development, and Development and Production (“D&P”) costs were included in the property and equipment balance on the Consolidated Balance Sheet and depleted at the country level.

Under IFRS – Commencing January 1, 2010, the Company has applied both IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 16, Property, Plant and Equipment, depending on the nature of the expenditures, as follows:

i.	Pre-E&E costs are expensed as incurred.

ii.

E&E costs, as determined based on Canadian GAAP, are moved out of the property and equipment balance and reported separately as intangible exploration and evaluation assets on the Condensed Consolidated Interim Balance Sheet. E&E costs are not depleted but assessed for impairment and unrecoverable costs are expensed. When a project is considered technically feasible and commercially viable, the costs are moved to D&P category of petroleum properties and depletion commences.

iii.

D&P costs, as determined under Canadian GAAP, remain in the petroleum assets balance on the Condensed Consolidated Interim Balance Sheet. D&P costs have been allocated to the underlying IFRS transitional assets on a pro-rata basis using the reserve value as of the IFRS transition date.

The effect on the Company’s opening consolidated balance sheet was a decrease in the property and equipment balance of $20.9 million and a $20.4 million increase in the intangible exploration and evaluation assets balance, now presented separately from property and equipment, and a reallocation of property and equipment costs ($146.4 million) to the underlying transitional assets, categorized within petroleum properties ($144.0 million) and other assets ($2.4 million), based on reserve values.

In addition, the effect of transition to IFRS was the expensing of certain previously capitalized pre-licensing costs, resulting in a decrease to intangible exploration and evaluation assets of $0.5 million and a corresponding decrease in retained earnings. The effect of transition to IFRS on the September 30, 2010 comparative balances are as presented.

(d) Depletion and depreciation

Under Canadian GAAP – Development and production costs were included in the property and equipment balance and were depleted using a reserve base of Proved reserves.

Under IFRS – The Company continues to capitalize development and production costs as property and equipment; however, these costs are depleted using a reserve base of Proved plus Probable reserves.

The effect of transition to IFRS was the expensing of development and production costs over a larger reserve base and including future capital costs associated with the larger reserve base, resulting in a decrease to depletion and depreciation expense and a corresponding increase in retained earnings on the September 30, 2010 comparative balances as presented.

(e) Income tax

Under Canadian GAAP – The Company used the liability method to account for income taxes, whereby future income taxes were determined based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities were measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences were expected to be recovered or settled. When the cost of an asset was not deductible in determining taxable income and any proceeds arising from its eventual disposal would not be included in the determination of taxable income, no temporary differences arose.

Under IFRS – The Company continues to account for all deferred income taxes consistent with the previous methodology; however, deferred tax liabilities are recognized for all taxable temporary differences, except to the extent it arises from the initial recognition of an asset or liability that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. The existing contractual arrangements in foreign jurisdictions continue to be in effect and in accordance with IAS 12, Income Taxes, certain transactions have been determined to have deferred income tax consequences.

38	Q3 2011

The effect of transition to IFRS was an increase to deferred tax liabilities of $33.3 million with a corresponding decrease in retained earnings. The effect of transition to IFRS on the income tax expense for September 30, 2010 comparative balances are as presented.

Cash flows

The adoption of IFRS has had no impact on the Company’s net increase or decrease in cash and cash equivalents for any given period. The changes made to the Condensed Consolidated Interim Balance Sheet and Condensed Consolidated Interim Statement of Earnings and Comprehensive Income have resulted in reclassifications of various amounts on the Condensed Consolidated Interim Statement of Cash Flow.

Q3 2011	39

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,4]	Olympia Trust Company
Director, Chairman of the Board	Calgary, Alberta

Ross G. Clarkson
Director, President & CEO	LEGAL COUNSEL

Lloyd W. Herrick	Burnet, Duckworth & Palmer LLP
Director, Vice President & COO	Calgary, Alberta

Geoffrey Chase[1,2,4]
Director	BANK

Fred J. Dyment[1,3,4]	Sumitomo Mitsui Banking Corporation Europe Limited
Director	London, Great Britain

Gary S. Guidry[1,2,3]
Director	AUDITOR

Erwin L. Noyes[2,3,4]	Deloitte & Touche LLP
Director	Calgary, Alberta

Robert Jennings[1,4]
Director	EVALUATION ENGINEERS
DeGolyer and MacNaughton Canada Limited
David C. Ferguson	Calgary, Alberta
Vice President, Finance, CFO &
Corporate Secretary

Albert Gress
Vice President, Business Development

1. Audit Committee	HEAD OFFICE
2. Reserves Committee	2300, 250 – 5th Street S.W.
3. Compensation Committee	Calgary, Alberta, Canada T2P 0R4
4. Governance and Nominating Committee	Telephone: (403) 264-9888
Facsimile: (403) 770-8855

INVESTOR RELATIONS	EGYPT OFFICE
Scott Koyich	6 Badr Towers, 3rd Floor
Telephone:(403) 264-9888	Ring Road
Email: investor.relations@trans-globe.com	New Maadi, Cairo, Egypt

Web Site: www.trans-globe.com

www.trans-globe.com TSX: TGL NASDAQ: TGA